For the year ended (a) December 31, 1995
File number (c) 811-5510


                                SUB-ITEM 77J


        Revaluation of Assets or Restatement of Capital Share Account

      The Prudential Intermediate Global Income Fund, Inc. accounts for and reports distributions to shareholders in accordance with the A.I.C.P.A.'s Statement of Position 93-2: Determination, Disclosure, and Financial Statement Presentation of Income, Capital Gain, and Return of Capital Distributions by Investment Companies. The effect of applying this Statement of Position was to reclass $12,161,312 of foreign currency gains to undistributed net investment income from accumulated net realized loss on investments. Net investment income, net realized gains, and net assets were not affected by this change.